UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

CLPS INCORPORATION

(Translation of registrant’s name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software
Park, 498 Guoshoujing Road, Pudong, Shanghai,
201203, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 001-38505.

On February 22, 2019, CLPS Incorporation issued a press release announcing its financial results for the six months ended December 31, 2018, or the first half of the company’s fiscal year 2019. A copy of this press release is filed as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLPS INCORPORATION

Date: March 6, 2019	By:	/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated February 22, 2019.

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